Exhibit 99.3

Preliminary Non-Binding Proposal

August 18, 2025

The Board of Directors (the “Board”)

LakeShore Biopharma Co., Ltd

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, 102629

People’s Republic of China

Dear members of the Board:

We, Oceanpine Investment Fund II LP and Oceanpine Capital Inc. (collectively, “Oceanpine Capital”), are pleased to submit this preliminary non- binding proposal (the “Proposal”) to acquire all outstanding ordinary shares of a par value of US$0.0002 each (the “Ordinary Shares”) of LakeShore Biopharma Co., Ltd (the “Company”) that are not currently owned by us, in an all-cash transaction for US$0.86 per Ordinary Share (the “Proposed Transaction”).

Our Proposal represents a premium of 10.3% to the last closing price of the Ordinary Share on August 15, 2025, the last trading day prior to the date hereof, and a premium of 11.4% to the average closing price of the Ordinary Shares during the last 15 trading days prior to the date hereof. We believe that our Proposal represents an attractive opportunity for the Company’s shareholders to receive compelling value as compared with the current and recent trading prices of the Ordinary Shares.

We intend to fund the Proposed Transaction with rollover equity and available cash on hand. Accordingly, our Proposal would not be subject to any uncertainty or delay with respect to any debt financing, and the Proposed Transaction will not be subject to a financing condition.

We do not anticipate any substantive issues with respect to regulatory approvals, nor do we believe that any regulatory approval will impede or delay our ability to quickly and efficiently consummate the Proposed Transaction.

We have engaged White & Case LLP as our international legal advisor for the Proposed Transaction. We are confident that we can complete customary due diligence in a timely manner, in parallel with discussions on the definitive agreements.

We recognize that the Board will likely need to evaluate our Proposal independently before the Company can make any determinations. None of the Company’s directors who are affiliated with us will participate in the consideration of our Proposal by the Company.

While we are fully prepared to work collaboratively with the Board to pursue the Proposed Transaction in a timely manner, we are open to exploring potential alternative structures of the Proposed Transaction to expedite the process of delivering value to the Company’s shareholders.

Following completion of the Proposed Transaction, we currently intend for the Company’s business to continue operating in a manner that is generally consistent with its current operations.

This letter constitutes only a preliminary indication of our interest and does not constitute any binding commitment with respect to the transactions proposed in this letter or any other transaction. No agreement, arrangement or understanding between us and the Company relating to any transaction will be created until such time as definitive documentation has been executed and delivered by us and the Company and all other appropriate parties.

About Oceanpine Capital

Founded in 2018, Oceanpine Capital is a professional investment management firm dedicated to long-term value investing. With a mission to drive technological innovation, it focuses on cutting-edge sectors such as advanced technology, green technology and life sciences, with assets under management exceeding RMB25 billion (approximately USD3.5 billion). As the “Guardian of Entrepreneurship”, Oceanpine Capital brings together a seasoned team of accomplished entrepreneurs, renowned investors, seasoned investment bankers, and senior executives from leading corporations. Oceanpine Capital provides its portfolio companies with full-cycle support, ranging from strategic planning and resource integration to operational optimization and global expansion, empowering them to achieve leapfrog growth at critical stages.

Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

[Signatures page follows]

Sincerely,

Oceanpine Investment Fund II LP

By:	/s/ Dave Liguang Chenn
Name:	Dave Liguang Chenn
Title:	Director

Oceanpine Capital Inc.

By:	/s/ Yang Jiayu
Name:	Yang Jiayu
Title:	Director